SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 333-09470
_____________________________________

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Notice of Material Fact dated October 8, 2009 regarding the approval by the Boards of Directors of Vivo Participações S.A. (“Vivo Part.”) and of Telemig Celular Participações S.A. (“TCP”), at a meeting held on October 8, 2009, of the terms and conditions of the merger of TCP into Vivo Part., whereby the separate corporate existence of TCP will cease.

2.	Minutes of the Extraordinary Meeting of the Board of Directors of Vivo Participações S.A. held on October 08, 2009.
3.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular Participações S.A. held on October 08, 2009.
4.	Protocol and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A.
5.	Telemig Celular Participações S.A. Valuation Report of Net Assets at Book Value by Ernst & Young Auditores Independentes S.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.
Date:	October 9, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer

Item 1.

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587-92 TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.118/0001-65 - NIRE 31.3.0002535-7

Notice of Material Fact

The management of Vivo Participações S.A. (“Vivo Part.”) and of Telemig Celular Participações S.A. (“TCP”) (the “Companies”), in compliance with and for the purposes of CVM Instructions Ns. 319/99 and 358/02, announce that in a meeting held on October 08, 2009, the respective Boards of Directors of the Companies approved the terms and conditions of a corporate restructuring involving Vivo Part. and TCP, whereby TCP will be merged into Vivo Part., resulting with the extinguishment of TCP.

The intended transaction will not result in a change of control of Vivo Part., nor will it otherwise affect Vivo Part.’s shareholders, as described herein below:

1. Proceedings.

In order to simplify the organizational structure of the companies that Vivo Part. acquired in the first half of 2008, a corporate restructuring (the “Corporate Restructuring”) was implemented whereby Telemig Celular S.A. (“TC”) became a wholly-owned subsidiary of its controlling company, TCP, and the TC shares not already owned by Vivo and its affiliates were exchanged for shares of TCP. On the same date and as part of the Corporate Restructuring, the shares of TCP that were not already owned by Vivo and its affiliates were merged into Vivo Part., giving to the holders of the merged shares of TCP (including those received in the merger of shares of TC), new shares of Vivo Part., such that TCP became a wholly-owned subsidiary of Vivo Part., all in compliance with article 252, of Law No. 6,404/76 and observing the procedures described in CVM Instruction No. 319/99 and in the Parecer de Orientação CVM nº 35.  The referred Corporate Restructuring was approved in the General Extraordinary Shareholders’ Meetings of the TC, TCP and Vivo Part., which were held on July 27, 2009 and involved the participation of the former shareholders of TC, TCP and Vivo Part.  Vivo Part. is now the only company with shares currently traded on the Brazilian Stock Exchange and in the New York Stock Exchange.  The Corporate Restructuring increased the liquidity of Vivo Part. and simplified the management of those companies.

As disclosed in the notice of material fact on March 20, 2009, and in light of the fact that the Merger required the previous approval of ANATEL, the envisaged merger was not contemplated in the Corporate Restructuring approved on July 27, 2009.

2. Merger of TCP.

The merger of TCP into Vivo Part. aims to continue the simplification of the Vivo Part. corporate structure, as TCP’s current sole purpose is to hold the capital stock of TC, by further decreasing administrative costs and maximizing the unification, standardization and rationalization of the management of the companies with the elimination of TCP.

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587-92 TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.118/0001-65 - NIRE 31.3.0002535-7

Because TCP is a wholly-owned subsidiary of Vivo Part., the envisaged merger will not result in an increase of the capital stock of Vivo Part., as Vivo Part. has already recognized in its net worth the value of the shares of TCP, and also, there is no replacement of shares of the non-controlling shareholders of the merged company for shares of the merging Company. Accordingly, a valuation report of the net worth at market value shall not be prepared for the calculation of the exchange ratio of shares held by non-controlling shareholders required by article 264 of Law 6,404/76 and article 2nd, 1st paragraph, VI, of Instruction CVM 319/99, in accordance with recent understandings of the CVM already stated in queries made in similar reorganizations and mentioned in Resolution CVM No. 559, of November 18, 2008 and such merger will not result in the issuance of shares by Vivo Part..

The totality of the net worth, assets, rights and obligations of TCP will be merged into Vivo Part., which will fully succeed TCP, pursuant to the terms of the Protocol of Justification and Instrument of Merger executed by the management of each of the Companies involved in the merger.

The implementation of the transaction will result in the extinguishment of TCP and its consequent exclusion in the corporate chain. Instead, Vivo Part. will become the direct holder of the totality of shares of TC previously held by TCP, and TC will become a wholly-owned subsidiary of Vivo Part.

The general shareholders’ meetings of TCP and of Vivo Part. for the analysis of the envisaged merger , will be called in compliance with the respective legal and statutory requirements.

Future Transactions: Once the merger herein described is completed, subject to necessary corporate and regulatory approvals, the possibility of the merger of TC into Vivo Part. will be considered in order to finalize the process of simplifying the corporate structure of Vivo Part., without however, resulting in changes to its shareholding structure, once TC is a wholly-owned subsidiary of TCP and will be, after the implementation of the restructuring herein described, a wholly-owned subsidiary of Vivo Part.. Notwithstanding the foregoing, considering that the merger of TC requires the approval of ANATEL, other than the integration of the operational system and fulfillment of Vivo Part. of the conditions to be an operational corporation, said merger was not contemplated in the merger herein described.

The documents related to the merger referred to herein shall be made available to the respective shareholders of the Companies as of October 09, 2009, at Vivo Part. (Av. Dr. Chucri Zaidan, 860 –Morumbi – São Paulo – SP – 3º andar – Lado B - Division of Corporate Matters, Morumbi), from 09:00AM to 5:00PM on business days, by the presentation of a statement containing with their

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587-92 TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.118/0001-65 - NIRE 31.3.0002535-7

shareholding, issued at most two (2) days in advance. More information can be obtained by telephoning Vivo Part.’s Investor Relations Office at number 011 7420-1172.

São Paulo, October 08, 2009.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.
Telemig Celular Participações S.A.

Item 2.

VIVO PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

1.       DATE, TIME AND PLACE: held on October 08th, 2009, at 4:00 p.m., at Av. Roque Petroni Júnior, 1464, 6th floor, B side, in the City of São Paulo, State of São Paulo.

2.       CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman; Bruno Angelo e Indio Bartijoto – Secretary.

3.       ATTENDANCE: The meeting began with the calling of attendance of the undersigned members of the Board of Directors, which represented the necessary quorum as provided in the Bylaws. Also attending this meeting, in accordance with the provisions of article 163, §3º of Law no. 6.404/76, was Ms. Fabiana Faé Vicente Rodrigues – representing the Board of Auditors of the Company, in order to render any necessary explanation.

4.       AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, Chairman of the Board of Directors, clarified that, as it was known by all the present members, the purpose of the meeting was to resolve in favor of the merger of the wholly-owned subsidiary of the Company, Telemig Celular Participações S.A., incorporated in accordance with the Laws of Brazil, with head offices in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with CNPJ/MF under no. 02.558.118/0001-65 (“TCP”), into the Company. It was also pointed out to the members of the Board of Directors that the proposed merger is intended to continue the simplification process of the corporate structure initiated with the corporate restructuring, which consisted of the merger into TCP of the totality of the shares of its controlled company Telemig Celular S.A. (“TC”), with TC becoming a wholly-owned subsidiary of TCP, followed by the merger of the totality of the shares of TCP into Vivo Part., with TCP becoming a wholly-owned subsidiary of Vivo Part., which corporate restructuring was approved by the shareholders of such companies on July 27th, 2009 (“Corporate Restructuring”). The Chairman also pointed out that, as it was known by all the present members, in view that the merger of TCP’s net worth into the Company and the termination of its existence as a corporate entity demands Agência Nacional de

VIVO PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

Telecomunicações – ANATEL’s prior approval, such merger was not contemplated in the Corporate Restructuring.

It was also conveyed that the current merger of TCP and its consequent termination as a corporate entity was submitted to the prior appraisal and approval of the Agência Nacional de Telecomunicações – ANATEL, as effecting the merger of TCP into the Company was conditioned on obtaining such approval.

After the presentation, the members of the Board of Directors acknowledged the Merger Protocol and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A. (“Protocol”) and approved its execution by its wholly-owned subsidiary and by the Company.

After receiving the explanations and being presented with the draft of the Protocol, the members of the Board of Directors have resolved unanimously by the members present in the meeting:

4.1.    To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this matter, the draft of the Protocol to be executed on the date hereof between the Company and TCP, which sets forth the merger of TCP into the Company. The Protocol sets forth the general terms and conditions of the intended merger, the justifications of the transaction, the valuation criteria of the shares and the assets to be absorbed by the Company. As explained and according to the Protocol, there will be no exchange ratio for the exchange of shares of the non-controlling shareholders of TCP for shares of the Company, in view of the fact that the Company is the only shareholder of TCP, it being considered unnecessary by the Board of Officers and the internal and external legal counseling of the Company, therefore, for the appraisal of the net worth at market prices according to the terms of article 264 of Law No. 6.404/76, in compliance with recent understandings of the Brazilian Securities and Exchange Commission. By reason of the approval of the terms and conditions of the Protocol herein resolved, as well as of the clarifications regarding the intended restructuring and the existence of a favorable opinion issued by the Board of Auditors, the members of the Board of Directors have expressed their favorable opinion to the performance of the analyzed operation and

VIVO PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

authorized the execution of the Protocol by the Board of Officers, as well as to take all the necessary measures to implement it, including, but not limited to the calling of a general shareholders’ meeting to approve the merger.

4.2.    To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this matter, the retention by the Board of Officers of the specialized company Ernst & Young Auditores Independentes SS., with head offices at Av. Presidente Juscelino Kubitschek, 1830, Tower I, 5th and 6th floors, São Paulo/SP, CEP 04543-900, enrolled with CNPJ/MF under no. 61.366.936/0001-25, to appraise the net worth of TCP to be merged into the Company.

4.3.    To approve, ad referendum of the general shareholders’ meeting that resolves about this matter, the appraisal report of TCP’s net worth, appraised based on its book value, on the base date of August 31, 2009.

4.4.    According to the provisions of article 17, VII of the Bylaws of the Company, it was approved the relocation of 1,115 (one thousand, one hundred and fifteen) shares, being 374 common shares and 741 preferred shares, nominative and without par value, of Vivo Participações S.A., into the free float, by means of Public Auction(s) to be executed at Bolsa de Valores, Mercadorias e Futuros de São Paulo – BM&FBOVESPA, as from October 13th, 2009, in its Electronic System, having as intermediary institution BES SECURITIES BRASIL S.A., at the reference price equal to the considered average for the common and preferred shares, respectively, in the two last trading sessions previous to the auction(s) is held. It was explained that such shares were held in treasury due to the exercise of withdraw rights, regarding the Corporate Restructuring process which approval occurred on the extraordinary shareholders’ meeting of Vivo Participações S.A. and the other companies involved, on July 27th, 2009. The transfer, object of such approval, shall not imply in the decrease of the Company’s capital stock, as well as it complies with the demands regarding special procedures, in accordance with Article 2 of Instrução CVM 168, as of December 23rd, 1991, and the provisions of Instrução CVM nº 10 as of February 14th, 1980.

VIVO PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after read and approved, were executed by the members of the Board and by the Secretary, being registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board; Shakhaf Wine - Vice-Chairman of the Board; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Félix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte e Antonio Gonçalves de Oliveira – Directors of the Board, Fabiana Faé Vicente Rodrigues – Member of Statutory Audit Comittee and Bruno Angelo Indio e Bartijotto – Secretary.

The present certificate is a true copy of the minutes of the extraordinary meeting of the Board of Directors, held on October 08th, 2009, registered in the proper book.

Bruno Angelo e Indio Bartijoto
Secretary of the meeting

Item 3.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558118/0001-65 NIRE nº 31.300.025.357

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

1.       DATE, TIME AND PLACE: held on October 08th, 2009, at 3:30 p.m., at Av. Roque Petroni Júnior, 1464, 6th floor, B side, in the City of São Paulo, State of São Paulo.

2.       CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman; Bruno Angelo Indio e Bartijotto – Secretary.

3.       ATTENDANCE: The meeting began with the calling of attendance of the undersigned members of the Board of Directors, which represented the necessary quorum as provided in the Bylaws. Also attending this meeting, in accordance with the provisions set forth on article 163, §3º of Law no. 6.404/76, was Ms. Fabiana Faé Vicente Rodrigues – representing the Board of Auditors of the Company, in order to render any necessary explanation.

4.       AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, Chairman of the Board of Directors, clarified that, as it was known by all the members attending this meeting, the purpose of this meeting was to  resolve in favor of the merger of the Company into its sole shareholder, Vivo Participações S.A. (“Vivo Part.”). It was also pointed out to the members of the Board of Directors that the proposed merger is intended to continue the simplification process of the corporate structure initiated with the corporate restructuring, which consisted of the merger into the Company of the totality of the shares of its controlled company, Telemig Celular S.A. (“TC”), with TC becoming a wholly-owned subsidiary of the Company, followed by the merger of the totality of the shares of the Company into Vivo Part., with the Company becoming a wholly-owned subsidiary of Vivo Part., which corporate restructuring was approved by the shareholders of such companies on July 27th, 2009 (“Corporate Restructuring”). The Chairman also pointed out that, as it was known by all the present members, in view that the merger of the Company’s net worth into Vivo Part. and the termination of its existence as a corporate entity demands Agência Nacional de Telecomunicações – ANATEL’s prior approval, such merger was not contemplated in the Corporate Restructuring.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558118/0001-65 NIRE nº 31.300.025.357

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

It was also conveyed that the current merger of the Company and its consequent termination as a corporate entity was submitted to the prior appraisal and approval of the Agência Nacional de Telecomunicações – ANATEL, as effecting the merger of the Company into Vivo Part. was conditioned on obtaining such approval.

After the presentation, the members of the Board of Directors acknowledged the Protocol and Instrument of Justification of the Merger of Telemig Celular Participações S.A. into Vivo Participações S.A. (“Protocol”) and approved its execution by the Company and its sole shareholder, Vivo Part.

After receiving the explanations and being presented with the draft of the Protocol, the members of the Board of Directors have resolved unanimously by the members present in the meeting:

4.1.    To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this matter, the draft of the Protocol to be executed on the date hereof between the Company and Vivo Part., which sets forth the merger of the Company into Vivo Part. The Protocol sets forth the general terms and conditions of the intended merger, the justifications of the transaction, the valuation criteria of the shares and the assets to be absorbed by the merging company. As explained and according to the Protocol, there will be no exchange ratio for the exchange of shares of the non-controlling shareholders of the Company for shares of Vivo Part., in view of the fact that Vivo Part. is the only shareholder of the Company, it being considered unnecessary by the Board of Officers and the internal and external legal counseling of the Company, therefore, for the appraisal of the net worth at market prices according to the terms of article 264 of Law No. 6.404/76, in compliance with recent understandings of the Brazilian Securities and Exchange Commission. By reason of the approval of the terms and conditions of the Protocol herein resolved, as well as of the clarifications regarding the intended restructuring and the existence of a favorable opinion issued by the Board of Auditors, the members of the Board of Directors have expressed their favorable opinion to the performance of the analyzed operation and authorized the execution of the Protocol by the Board of Officers, as well as to take all the necessary measures to implement it,

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558118/0001-65 NIRE nº 31.300.025.357

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 08, 2009.

including, but not limited to the calling of a general shareholders’ meeting to approve the merger.

4.2.    To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this matter, the retention by the Board of Officers of the specialized company Ernst & Young Auditores Independentes SS., with head offices at Av. Presidente Juscelino Kubitschek, 1830, Tower I, 5th and 6th floors, São Paulo/SP, CEP 04543-900, enrolled with CNPJ/MF under no. 61.366.936/0001-25, to appraise the net worth of the Company to be merged into Vivo Part.

4.3.    To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this matter, the appraisal report of the Company’s net worth, appraised based on its book value, on the base date of August 31, 2009.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after being read and approved, were executed by the members of the Board and by the Secretary, being registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board; Shakhaf Wine - Vice- Chairman of the Board; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Félix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte e Antonio Gonçalves de Oliveira – Directors of the Board, Fabiana Faé Vicente Rodrigues – Member of the Audit Committee and Bruno Angelo Indio e Bartijotto – Secretary.

The present certificate is a true copy of the minutes of the extraordinary meeting of the Board of Directors, held on October 08th, 2009, registered in the proper book.

Bruno Angelo Indio e Bartijotto
Secretary of the meeting

Item 4.

Protocol and Instrument of Justification
of the merger of
Telemig Celular Participações S.A.
into
Vivo Participações S.A.

By this private instrument, the parties described below, by their respective Officers, in witness thereof, enter this Protocol of Merger and Instrument of Justification (“Protocol”), in accordance with articles 224, 225 and 227 of Law No. 6,404, dated as of December 15, 1976, observing the applicable provisions of Instruction CVM No. 319 of December 03, 1999.

(a)        Vivo Participações S.A., a publicly-held corporation, incorporated in accordance with the laws of Brazil, with its head office located at Av. Roque Petroni Junior, No. 1464, in the City of São Paulo, State de São Paulo, enrolled with CNPJ/MF under No. 02.558.074/0001-73, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, manager, bearer of Identity Card No. 4.455.053-4 – SSP/SP and enrolled in the Individual Taxpayers’ List (CPF/MF) under No. 860.196.518-00, and Cristiane Barretto Sales, Brazilian, married, business administrator, bearer of identity card No. 2714796 – SSP/BA, enrolled with the Individual Taxpayers’ Register
(CPF/MF) under No. 405.908.015-20, both resident and domiciled in the Capital of the State of São Paulo, with commercial address at Av. Roque Petroni Junior 1464, 6th floor, part A, Morumbi, – CEP 04707-000,  (“Vivo Part.” or “Merging Company”);

and, on the other side,

(b)        Telemig Celular Participações S.A., a wholly-owned subsidiary of Vivo Part., incorporated in accordance with the laws of Brazil, with its head office located at Rua Levindo Lopes, 258, City of Belo Horizonte, State of Minas Gerais, enrolled with CNPJ/MF under No. 02.558.118/0001-65, herein represented by Roberto Oliveira de Lima, Brazilian citizen, married, manager, bearer of Identity Card No. 4.455.053-4 – SSP/SP and enrolled in the Individual Taxpayers’ List (CPF/MF) under No. 860.196.518-00, and Cristiane Barretto Sales, Brazilian, married, business administrator, bearer of identity card No. 2714796 – SSP/BA, enrolled with the Individual Taxpayers’ Register (CPF/MF) under No. 405.908.015-20, both resident and domiciled in the Capital of the State of São Paulo, with commercial address at Av. Roque Petroni Junior 1464, 6th floor, part A, Morumbi, – CEP 04707-000,  (“TCP” or “Merged Company”, and together with Vivo Part., the “Parties”).

1.          Justification

WHEREAS on July 27, 2009, a corporate restructuring as approved in the general extraordinary shareholders meetings of each of the Parties and of Telemig Celular S.A., then a publicly-held corporation, incorporated in accordance with the laws of Brazil, with its head office located at Rua Levindo Lopes, 258, City of Belo Horizonte, State of Minas Gerais, enrolled with CNPJ/MF under No. 02.320.739/0001-06 (“TC”), that consisted of the merger of the totality of shares of TCP’s controlled company, TC, into TCP, that resulted in TC becoming a wholly-owned subsidiary of TCP, and on the same date thereof, the shares of TCP were merged, in their totality, into Vivo Part., giving the holders of the merged shares of TCP (including those shares resulting from the merger of TC) new shares of Vivo Part., resulting in TCP becoming a wholly-owned subsidiary of Vivo Part. (both mergers together, the “Corporate Restructuring”).

WHEREAS the Corporate Restructuring aimed to simplify the organizational structure of the companies that had been acquired by Vivo Part. on 2007, which made possible the participation of the former shareholders of TC and TCP in Vivo Part., which is the only one of the companies   with shares currently traded on the Brazilian stock exchange and on the New York Stock Exchange, and resulting in a higher liquidity for those shareholders and a simplification of the administration of those companies.

WHEREAS, as disclosed by notice of material fact on March 20, 2009, considering that the merger of the net worth of TCP into Vivo Part. and its extinguishment required the previous approval of ANATEL, such merger was not contemplated in the Corporate Restructuring approved in July 27, 2009;

WHEREAS in order to continue the simplification process of the corporate structure of Vivo Part.’s companies, as previously mentioned, without representing or causing a change in the shareholding structure at the Vivo Part. level, and to reduce the maintenance of several holdings companies and different organizational structures and reduce administrative and operational costs.

The Parties understand that the simplification of the corporate structure, by the merger of TCP into Vivo Part., as per the terms of this Protocol, is justified, as it will decrease the administrative costs, as well as facilitate the unification, standardization and the rationalization of the administration of the involved companies.

2.	Capital Stock of the Merging Company and the Merged Company

2.1.      Capital Stock of Vivo Part.: the capital stock subscribed and paid-in of Vivo Part. on the date hereof amounts to R$ 8,780,150,322.86 (eight billions, seven hundred and eighty millions, one hundred and fifty thousand, three hundred and twenty-two reais and eighty-six cents) represented by 400,713,827 shares, being 137,269,188 common shares and 263,444,639 preferred shares, all book-entry and without par value.

2

2.2.      Capital Stock of TCP: the capital stock subscribed and paid-in of TCP on the date hereof amounts to R$ 1,084,719,438.71 (one billion, eighty-four million, seven hundred and nineteen thousand, four hundred and thirty eight reais and seventy-ne cents) represented by 44,401,757 shares, being 15,367,791 common shares and 29,033,966 preferred shares, all book-entry and without par value.

3.	Merger, Valuation and Net Worth of the Merged Company:

3.1.       Reference Date and Valuation: with the merger of TCP, the net worth of TCP will be absorbed by Vivo Part. The net worth of TCP to be merged into Vivo Part. was appraised based on its book value, as of August 31, 2009 (“Reference Date”), according to the accounting principles accepted in Brazil. The appraisal report (the “Appraisal Report”) of the net assets of TCP to be transferred to Vivo Part., in accordance with art. 227 of Law No. 6,404, of December 15, 1976, was prepared by an independent company, Ernst & Young Auditores Independentes SS., with head office located at Av. Presidente Juscelino Kubitschek, nº. 1830, Torre I, 5º e 6º. Andares, São Paulo/SP, CEP 04543-900, enrolled with CNPJ/MF under No. 61.366.936/0001-25, "ad referendum" of the shareholders Parties of this Protocol.

The net worth variations in TCP between the Reference Date of the transaction and the effectiveness of the merger, shall be absorbed by Vivo Part.

3.3.       Capital Stock and Shares of the Merged Company: the net worth of TCP to be merged into Vivo Part. appraised in the amount of R$ 2,277,168,423.61 (two billion, two hundred and seventy seven million, one hundred and sixty eight thousand, four hundred and twenty three reais and sixty one cents), consists of the controlling shares of TC, as described and indicated in the Appraisal Report.

3.4.       Extinguishment of the Merged Company: with the merger of TCP and the consequent transfer of all net worth of TCP to Vivo Part., the corporate existence of TCP will cease, as stated in article 227 of Law 6,404/76. The managers of Vivo Part. shall be responsible for the registration and publication of the documents regarding the transaction.

3.5.       Net worth of the Merging Company: the merger of TCP into Vivo Part., as described herein above, will not result in an increase in the capital stock of the Merging Company, as Vivo Part. has already recognized in its net worth the value of the shares of TCP, and will also not result in an exchange of shares of TCP with Vivo Part.

4.	Shares of the Merging Company, Exchange ratio of Shares held by TCP, Political and Financial rights.

4.1.       Absence of Criteria for Determination of the Exchange Ratio and Valuation: considering that TCP is a wholly-owned subsidiary of Vivo Part. (and that no minority shareholders of TCP

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exist), the shares issued by TCP will be cancelled and the shares of TC held by TCP shall become held by Vivo Part.

4.2.       Inexistence of Exchange Ratio: Considering that there are no non-controlling shareholders of TCP, as it is a wholly-owned subsidiary of Vivo Part., there will be no replacement of the shares of the non-controlling shareholders of TCP for shares of the Merging Company. As referred to in item 4.1. herein above, Vivo Part. will hold, directly, shares of TC, in the same amount and class and with the same rights of such shares previously held by TCP, as a result of the extinguishment of TCP.

4.3.       Absence of Appraisal of the net worth at market value for the purpose of Article 264 of the Corporate Law: considering that this merger will not result in a capital increase of the Merging Company and shall not change the equity interest of the other shareholders of such company in view of the inexistence of non-controlling shareholders, there is no exchange ratio, and, as a consequence, there are no minority shareholder interests to be protected and there are no withdrawal rights in relation to TCP, and, therefore, as understood by the Brazilian Securities and Exchange Commission in previous similar cases, article 264 of the Brazilian corporate law shall not apply (see Proceedings CVM RJ 2007-2920, 2007-3645, 2005-7838, 2005-9849 e 2004-2040).

5.          Other conditions applicable to the merger.

5.1        Corporate Acts: The Extraordinary Shareholders’ Meetings of TCP and Vivo Part. shall be held in order to discuss and resolve the transaction described in this Protocol.

5.2        Inexistence of the Right of Withdraw: as herein above mentioned, there will be no dissenting shareholders or withdrawal rights of non-controlling shareholders of TCP, as referred to in articles 136, (ix) and 137 of the Brazilian corporate law.

5.3.       Succession.  the Merging Company will succeed TCP in its rights and obligations, assuming the joint liability of TCP in the terms of articles 227 and 232, of Law 6,404/76.

5.4.       Authorization: notwithstanding item 3.4 of this Protocol, once the merger of TCP is approved, the officers of the Merging Company will be responsible and authorized to take all the necessary measures for the implementation of the terms and conditions established in this Protocol, as provided in the applicable legislation.

5.5.       Previous Approval of ANATEL: the current merger of TCP and its extinguishment was  submitted to the previous appreciation and approval of Agência Nacional de Telecomunicações – ANATEL.

5.6        Future transactions: once the corporate restructuring described in this Protocol is concluded, Vivo Part. shall consider, subject to the necessary corporate and regulatory approvals, the possibility of the implementation of the merger of TC into Vivo Part. with the purpose of continuing the process of simplifying the corporate structure of the Vivo Part., without causing

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the alteration in its shareholding structure, as TC is a wholly-owned subsidiary of TCP and, will be, after the implementation of the restructuring herein described, a wholly-owned subsidiary of Vivo Part. Considering that the merger of TC requires the prior approval of ANATEL, however, other than the integration of the operational system and compliance of Vivo Part. with the condition of operational, this transaction was not contemplated in the corporate restructuring described herein.

5.7.       Jurisdiction: for all matters arising out of this Protocol, the Parties elect the jurisdiction of the City of São Paulo, State of São Paulo.

And, in witness whereof, the parties execute six (06) counterparts of this instrument in the presence of the two witnesses below.

São Paulo, October 8, 2009. Telemig Celular Participações S.A.

/s/ Roberto Oliveira de Lima	/s/ Cristiane Barretto Sales
Roberto Oliveira de Lima	Cristiane Barretto Sales

Vivo Participações S.A.

/s/ Roberto Oliveira de Lima	/s/ Cristiane Barretto Sales
Roberto Oliveira de Lima	Cristiane Barretto Sales

Witnesses:

1.	/s/ Claudio Wenzel Lagos
Claudio Wenzel Lagos
CPF: 757.777.208-97

2.	/s/ Celso Martello
Celso Martello
CPF: 362.476.260-53

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Item 5.

Ernst & Young

Edifício Asamar
Rua Paraíba, 1000
10° Andar – Funcionários
30130-141 – Belo Horizonte, MG, Brasil

Tel: (5531) 3055-7750
Fax: (5531) 3055-7759
www.ey.com.br

A free translation from Portuguese into English of Valuation report of Net Assets at Book Value prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the Brazilian Association of State Boards of Accountancy (CFC)

VALUATION REPORT OF NET ASSETS AT BOOK VALUE

The
Board of Directors and Shareholders
TELEMIG CELULAR PARTICIPAÇÕES S.A.

1.
Ernst & Young Auditores Independentes 5.5., a company located in the city of São Paulo, at Av. Juscelino Kubitschek, 1830, - Torre I – 5° e 6° andares, Itaim Bibi, CEP: 04543-900, registered with the National Corporate Entities’ Registry under CNPJ/MF No. 61.366.936/0001-25, originally enrolled with the São Paulo State Regional Accounting Council under CRC-2-SP 015199/O-6-F-MG, with its Articles of Organization filed with the 1st Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo under No. 122.272 on August 9, 1989, the last amendment of which, dated June 27, 2008, is registered in microfilm under No. 352666, on May 5, 2009, represented by the undersigned partners, Mr. LUIZ CARLOS PASSETTI, Brazilian, married, accountant, bearer of Identity Card RG No. 10.809.747-SSP/SP, enrolled with the São Paulo Regional Accounting Council under CRC No. 1SP 144.343/O-3 and with the Individual Taxpayers’ Registry under CPF/MF No. 001.625.898-32, and Mr. DRAYTON TEIXEIRA DE MELO, Brazilian, married, accountant, bearer of Identity Card RG No. 2.974.800 SSP/PE, enrolled with the São Paulo Regional Accounting Council under CRC No. 1SP 236947/O-3 and with the Individual Taxpayers’ Registry under CPF/MF No. 515.710.054-04, both domiciled in the city of São Paulo-SP, at Av. Juscelino Kubitschek, 1830, - Torre I – 5° e 6°andares, with same office address as the represented party, hereby designated as valuation expert by TELEMIG CELULAR PARTICIPAÇÕES S.A. (“Company”) to conduct the valuation of net assets at book value of as of August 31, 2009, in accordance with accounting practices adopted in Brazil, presents the following results of the work performed.

Valuation objective

2.
The objective of the valuation of net assets at book value as of August 31, 2009 of TELEMIG CELULAR PARTICIPAÇÕES S.A. is the merger of the direct Company into its controlling entity Vivo Participações S.A.

Work scope

3.	The valuation report of net assets at book value is being issued in connection with the audit of the balance sheet as of August 31, 2009, prepared under the responsibility of the Company management.

4.
We conducted our examination in accordance with generally accepted auditing standards in Brazil which comprised, among other procedures: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts disclosed; and (c) an assessment of the accounting practices used and significant estimates made by the Company management.

Conclusion

5.
Based on the work performed, we conclude that the value of assets, rights and obligations that comprise the net assets at book value of TELEMIG CELULAR PARTICIPAÇÕES S.A., as per balance sheet as of August 31, 2009, summarized in the Attachment, amounts to R$2,277,168,423,61 (Two billion, two hundred and seventy-seven million, one hundred and sixty-eight thousand, four hundred and twenty-three reais and sixty-one cents), accounted for in the book records, in accordance with the accounting practices adopted in Brazil.

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Information and clarification regarding professional independence and conflicts of interest

6.	In compliance with the requirements of the Brazilian Securities Commission (CVM), we inform the following:

(a)
according to professional standards established by the National Association of State Boards of Accountancy (CFC), we are not aware of any conflicts of interest, whether direct or indirect, or of any other circumstances that could represent a conflict of interest in connection with the services provided by us, described above; and

(b)
we are not aware of any action by the Parent Company or by the Company management with the objective of biasing, restricting, hampering or committing any acts that have or could have impaired access, use or knowledge related to information, assets, documents or work methodologies that are significant to the quality of the respective conclusions.

Belo Horizonte, October 8, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6-F-MG

/s/ Luiz Carlos Passetti	/s/ Drayton Teixeira de Melo
Luiz Carlos Passetti	Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3-S-MG	Accountant CRC-1-SP-236947/O-3-S-MG

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ATTACHMENT TO VALUATION REPORT OF NET ASSETS AT BOOK VALUE OF
TELEMIG CELULAR PARTICIPAÇÕES S.A. AS OF 08/31/2009

Amounts as of August 31, 2009, in Reais
ASSETS
Current assets:
Cash and cash equivalents	331.078.621,24
Deferred and recoverable taxes	91.716.778,52
Prepaid expenses	638.429,34
Other	4.971,97
423.438.801,07
Noncurrent assets
Long-term receivables
Deferred and recoverable taxes	540.360.780,80
Prepaid expenses	264.857,83
Other	533.676,74
Investments	1.135.281.780,83
Property and equipment, net	32.798,09
Intangible assets, net	269.804.302,39
1.946.278.196,68
Total assets	2.369.716.997,75
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payroll and benefits	37.099,41
Trade accounts payable	453.149,20
Tax payable	21.329,49
Interest on shareholders’ equity and dividends	8.111.920,44
Reverse split	83.914.330,00
92.537.828,54
Noncurrent liabilities
Long-term liabilities
Other	10.745,60
10.745,60
Net assets, composed by:
Capital stock	1.084.719.438,71
Capital reserves	537.708.640,37
Income reserves	585.552.557,74
Net profit for the period	69.187.786,79
Total net assets	2.277.168.423,61
Total Liabilities and Shareholder’s equity	2.369.716.997,75

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